TORM plc Q2 2026 Results, Dividend Distribution, and Financial Outlook 2026

INSIDE INFORMATION

"We delivered the strongest quarterly results in TORM's history, turning exceptional market conditions into tangible value for our shareholders," said Jacob Meldgaard, CEO of TORM, adding: "Strong earnings and our confidence in continued market strength have led us to raise our full-year guidance by USD 200m."

Financial Results

In the second quarter of 2026, TORM (Nasdaq: TRMD or TRMD A) generated time charter equivalent earnings (TCE) of USD 512m (2025, same period: USD 208m). EBITDA for the Group totaled USD 416m including unrealized gains on financial instruments of USD 7m (2025, same period: USD 127m including unrealized losses on financial instruments of USD 2m), while net profit for the period amounted to USD 338m (2025, same period: USD 59m), thus marking a new all-time high for TORM's quarterly results.

During the quarter, freight rates rose to unprecedented levels as the conflict involving the US, Israel, and Iran, together with the subsequent closure of the Strait of Hormuz, materially disrupted global oil trade flows. The loss of Middle Eastern exports triggered a shift toward replacement barrels from the United States. While the ceasefire initially suggested a return to more normal trading conditions, renewed attacks and restrictions quickly reinstated uncertainty. Consequently, the market continued to operate in a "no war, no peace" environment, with fluctuating transit conditions through the Strait of Hormuz creating additional inefficiencies in global trade flows and underpinning freight rates.

In this market, TORM achieved fleet-wide TCE rates of USD/day 59,301 on average (2025, same period: USD/day 26,672), and available earning days increased to 8,519 (2025, same period: 7,888). Our vessel class LR2 achieved TCE rates of USD/day 66,993, the LR1 vessels achieved TCE rates of USD/day 57,550, and the MR vessels achieved TCE rates of USD/day 57,040.

For the second quarter of 2026, Return on Invested Capital amounted to 44.2% (2025, same period: 10.0%) reflecting the exceptionally high freight rates and basic EPS amounted to USD 3.31 (2025, same period: USD 0.60).

Key Figures

USDm	Q2 2026	Q2 2025	Change	H1 2026	H1 2025	change
Time charter equivalent earnings (TCE)	512	208	304	798	422	376
EBITDA	416	127	289	617	262	355
Adjusted EBITDA*	409	129	280	615	267	348
Net profit/(loss) for the period	338	59	279	461	122	339
TCE per day (USD)*	59,301	26,672	32,629	47,259	26,740	20,519
Basic earnings/(loss) per share (USD)	3.31	0.60	2.71	4.52	1.24	3.28
Dividend per share (USD)	2.40	0.40	2.00	3.10	0.80	2.30
Dividend pay-out ratio	73%	67%	6%	69%	65%	4%

* Excludes unrealized gains/losses on derivatives.

Business Highlights

In the second quarter of 2026, TORM took delivery of two 2015-built MR vessels, now renamed TORM Dehradun and TORM Dapitan, increasing TORM's fleet to 97 vessels.

Also, during the second quarter, TORM acquired six MR resale vessels, with deliveries scheduled from the first quarter of 2027 through 2028. Subsequent to quarter-end, TORM entered into an agreement to acquire six MR newbuilding vessels, with options for an additional two vessels. The six vessels are scheduled for delivery in 2029, while the optional vessels are expected to be delivered in 2030 if exercised. Accordingly, TORM's fleet renewal and expansion program is distributed over the coming years, with vessel deliveries scheduled from 2027 through 2029 (and potentially 2030), providing a phased increase in fleet capacity.

Based on broker valuations, TORM's fleet had a market value of USD 4,056m (2025, same date: USD 2,888m). and TORM's consolidated Net Asset Value (NAV) was USD 3,737m as of 30 June 2026 (2025, same date: USD 2,300m) translating into NAV per share of USD 36.50 (2025, same date: USD 23.50).

Distribution of Dividend

Today, TORM's Board of Directors approved an interim dividend for the second quarter of 2026 of USD 2.40 per share, corresponding to an expected total dividend payment of USD 246m. The distribution for the quarter is equivalent to 73% of net profit and is consistent with the Company's Distribution Policy. The dividend will be paid on 24 September 2026 to shareholders of record as of 10 September 2026. The ex-dividend date will be 09 September 2026 for shares listed on Nasdaq Copenhagen and 10 September 2026 for shares listed on Nasdaq New York.

Financial Outlook 2026 - INSIDE INFORMATION

As of 18 August 2026, TORM had covered 73% of the Q3 2026 earning days at an average rate of USD/day 38,606. By vessel class, coverage stood at 83% for LR2s at USD/day 49,255, 61% for LR1s at USD/day 32,608 and 71% for MRs at USD/day 35,247.

For the full year 2026 70% of the earning days have been fixed at an average rate of USD/day 45,391. The remaining part of the earning days in 2026 - equivalent to 10,271 days - remains open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 10m.

Based on the earnings realized this far as well as the outlook for the remaining part of the year, TORM upgrades its full-year guidance.

For the full year 2026, TCE earnings are now expected to exceed the previous guidance and are now estimated to USD 1,400-1,600m (previous guidance USD 1,150-1,450m).

EBITDA for the full year 2026 is expected to be in the range of USD 1,000-1,200m (previous guidance USD 800-1,100m) based on the current fleet size.

Webcast and Conference Call

TORM will host a webcast and conference call for investors and analysts today, Wednesday 26 August 2026 at 09:00 am Eastern Time / 03:00 pm Central European Time.

Participants joining webcast:
Please access the webcast **here**.

Participants joining by telephone:
Please call one of the dial-in numbers below at least ten minutes prior to the start (Conference ID: 6131756):

Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963

Contacts

Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002

About TORM

TORM is one of the world's leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM's shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. Please visit www.torm.com.

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including "trade wars" and the war between Russia and Ukraine, the conflicts in the Middle East; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.